BRITISH COLUMBIA

Number: BC1059691

CERTIFICATE
OF
AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that NEW GOLD BAYFIELD CORP., incorporation number BC1023528, and NEW GOLD INC., incorporation number BC1014904, and PEAK GOLD LTD., incorporation number BC0958744 were amalgamated as one company under the name NEW GOLD INC. on January 1, 2016 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On January 1, 2016

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE